CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three months ended March 31, 2017 and 2016

This page intentionally left blank.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION
(Expressed in thousands of United States dollars) - Unaudited

		March 31,	December 31,
	Notes	2017	2016
ASSETS
Current
Cash and cash equivalents	6	$175,397	$163,368
Trade and other receivables	7	65,236	64,646
Inventories	8	123,324	126,618
Other		6,409	4,810
		370,366	359,442
Non-current
Mineral interests, plant and equipment, net	9	2,563,915	2,556,953
Sales tax and other receivables		41,056	36,107
Restricted cash		4,993	4,672
Deferred tax asset		527	1,994
Goodwill	9a	112,085	112,085
		2,722,576	2,711,811
Total Assets		$3,092,942	$3,071,253
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$98,710	$129,170
Lease obligations	12	8,172	8,696
Income tax payable		7,685	10,733
Reclamation provision	13	1,935	-
Other		1,834	1,837
		118,336	150,436
Non-current
Lease obligations	12	5,424	7,250
Debt	11b	35,000	35,000
Reclamation provision	13	63,152	64,219
Deferred tax liability		230,395	236,175
Other		6,231	6,019
Total Liabilities		458,538	499,099
SHAREHOLDERS’ EQUITY
Share capital	17e	2,780,021	2,775,068
Share-based payment reserve	17	19,924	18,629
Deficit		(165,541)	(221,543)
Total Shareholders’ Equity		2,634,404	2,572,154
Total Liabilities and Shareholders’ Equity		$3,092,942	$3,071,253

Commitments and Contingencies (notes 23b and 25)

APPROVED BY THE DIRECTORS

“Ron Clayton”	“Dan Rovig”
Ron Clayton	Dan Rovig
PRESIDENT AND CEO	INDEPENDENT DIRECTOR

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except per share and share information) - Unaudited

		Three Months Ended
			March 31,
	Notes	2017	2016
Revenues	14,21	$251,046	$132,133
Operating costs
Production costs	15,21	97,390	59,011
Royalties	21	7,647	919
Depreciation and depletion	21	41,841	17,592
Total operating costs		146,878	77,522
Mine operating earnings		104,168	54,611

Other operating expenses
Exploration		4,194	377
General and administrative	16	11,691	7,879
Total other operating expenses		15,885	8,256
Earnings from operations		88,283	46,355

Other (income) expense
Interest income		(114)	(1,041)
Interest expense		1,066	1,873
Foreign exchange loss (gain)		550	(2,187)
Other expense		882	74
Total other expense (income)		2,384	(1,281)
Earnings before income taxes		85,899	47,636

Tax expense
Current income tax expense	18	15,472	13,453
Deferred income tax benefit	18	(4,270)	(3,625)
Earnings and total comprehensive income		$74,697	$37,808

Earnings per share
Basic	19	$0.24	$0.17
Diluted	19	$0.24	$0.17

Weighted average shares outstanding
Basic	19	311,948,022	227,759,571
Diluted	19	312,025,097	227,898,279

See accompanying notes to the condensed interim consolidated financial statements.

2	Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH
FLOWS
(Expressed in thousands of United States dollars) - Unaudited

		Three Months Ended
			March 31,
	Notes	2017	2016
OPERATING ACTIVITIES
Earnings for the period		$74,697	$37,808
Adjustments for:
Interest expense		1,066	1,873
Income tax expense	18	11,202	9,828
Items not involving cash:
Depreciation and depletion		42,980	18,114
Loss on disposition of plant and equipment		332	11
Gain on currency swap		-	(814)
Share-based payments	17	1,533	1,661
Unrealized foreign exchange loss		372	126
Accretion	13	669	712
Cash provided by operating activities before changes in working capital		132,851	69,319
Changes in working capital	20	(35,676)	(26,908)
Cash provided by operating activities		97,175	42,411
Income taxes paid		(18,600)	(17,118)
Net cash provided by operating activities		78,575	25,293

INVESTING ACTIVITIES
Mineral interests, plant and equipment additions		(48,128)	(27,406)
Net cash used in investing activities		(48,128)	(27,406)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		747	1,565
Dividends paid to shareholders	19	(14,773)	(13,657)
Loan origination fees and other		(115)	(116)
Interest paid		(952)	(1,642)
Payments on finance leases		(2,660)	(1,569)
Net cash used in financing activities		(17,753)	(15,419)

Effect of exchange rates on cash and cash equivalents		(665)	(345)
Increase in cash and cash equivalents		12,029	(17,877)
Cash and cash equivalents, beginning of period		163,368	108,667
Cash and cash equivalents, end of period	6	$175,397	$90,790
Supplemental cash flow information (note 20)

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information) - Unaudited

				Share-
				Based
		Number of	Share	Payment
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2017		311,362,031	$2,775,068	$18,629	$(221,543)	$2,572,154
Earnings and total comprehensive income		-	-	-	74,697	74,697
Shares issued under the Share Plan	17	3,750	35	-	-	35
Shares issued on exercise of stock options	17	79,669	996	(249)	-	747
Share-based payments	17	-	-	1,544	-	1,544
Dividends paid to shareholders	19	474,377	3,922	-	(18,695)	(14,773)
At March 31, 2017		311,919,827	$2,780,021	$19,924	$(165,541)	$2,634,404

				Share-
				Based
		Number of	Share	Payment
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2016		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031
Earnings and total comprehensive income		-	-	-	37,808	37,808
Shares issued under the Share Plan	17	45,000	621	(621)	-	-
Shares issued on exercise of stock options	17	214,147	2,473	(908)	-	1,565
Share-based payments	17	-	-	1,620	-	1,620
Dividends paid to shareholders	19	-	-	-	(13,657)	(13,657)
At March 31, 2016		227,660,828	$1,917,770	$19,463	$(245,866)	$1,691,367

See accompanying notes to the condensed interim consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated) - Unaudited
Three months ended March 31, 2017 and 2016

1.	OPERATIONS

Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements (“interim financial statements”) include the accounts of Tahoe and its subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company’s Board of Directors authorized issuance of these interim financial statements on May 2, 2017.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2016 and 2015 (“consolidated financial statements”). The Company’s interim results are not necessarily indicative of its results for a full year.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements.

b)	Currency of presentation

These interim financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the interim financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at March 31, 2017 are as follows:

			Mining Properties and
		Ownership	Development Projects
Direct Parent Company	Location	Percentage	Owned
Minera San Rafael, S.A.	Guatemala	100%	El Escobal mine
La Arena S.A.	Peru	100%	La Arena mine,
			La Arena Phase II Project
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
		100%	Timmins West,
		100%	Thunder Creek,
		100%	144 Gap,
		100%	Fenn-Gib Project
Temex Resources Corp.	Canada	100%	Juby Project,
		79%	Whitney Project

Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new or amended accounting standards effective January 1, 2017

	i.	New or amended standards adopted in the Company’s consolidated financial statements.

The Company has adopted the following new or amended IFRS standards for the annual period beginning on January 1, 2017. The Company has determined there to be no material impact on its interim financial statements:

•	IAS 7 – Statement of Cash Flows; and
•	IAS 12 – Income Taxes.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the three months ended March 31, 2017, and have not been applied in preparing these interim financial statements.

The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i.	New or amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IFRS 16 – Leases.

IFRS 9 – Financial Instruments (“IFRS 9”), IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 – Leases (“IFRS 16”) are expected to have an impact on the Company’s consolidated financial statements upon adoption.

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in July 2014 and will replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. IFRS 9 also resulted in amendments to IFRS 7 – Financial Instruments: Disclosures, which will require additional disclosures about investments in equity instruments measured at fair value in other comprehensive income and provides guidance on financial liabilities and the derecognition of financial instruments. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the standard and amendments will have on its consolidated financial statements.

IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

6	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

IFRS 16 was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15, Revenue from Contracts with Customers, has been applied. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three months ended March 31, 2017 are consistent with those applied and disclosed in note 5 of the consolidated financial statements. The Company’s interim results are not necessarily indicative of its results for a full year.

6.	CASH AND CASH EQUIVALENTS

	March 31,	December 31,
	2017	2016
Cash	$174,870	$162,841
Cash equivalents	527	527
	$175,397	$163,368

7.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2017	2016
Trade receivables	$20,333	$18,997
Sales tax receivable	41,748	42,844
Other	3,155	2,805
	$65,236	$64,646

8.	INVENTORIES

	March 31,	December 31,
	2017	2016
Supplies	$53,611	$56,612
Stockpile	19,263	16,940
Work in process	27,919	27,649
Finished goods	22,531	25,417
	$123,324	$126,618

The cost of inventories recognized as an expense for the three months ended March 31, 2017 was $139,231 (three months ended March 31, 2016: $76,603) and is included in total operating costs.

Condensed Interim Consolidated Financial Statements	7

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

9.	MINERAL INTERESTS

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2017	$1,524,323	$637,644	$899,513	$3,061,480
Additions	11,545	12,180	28,239	51,964
Disposals	-	-	(3,049)	(3,049)
Transfers(1)	13,788	(13,788)	-	-
Change in reclamation provision	(1,238)	1,437	-	199
Balance at March 31, 2017	$1,548,418	$637,473	$924,703	$3,110,594
Accumulated depreciation and depletion
Balance at January 1, 2017	$(365,248)	$-	$(139,279)	$(504,527)
Additions(2)	(28,889)	(2,049)	(13,893)	(44,831)
Disposals	-	-	2,679	2,679
Balance at March 31, 2017	$(394,137)	$(2,049)	$(150,493)	$(546,679)
Carrying amount at
March 31, 2017	$1,154,281	$635,424	$774,210	$2,563,915

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2016	$714,011	$737,108	$595,377	$2,046,496
Acquired mineral interests(3)(4)	278,489	337,450	174,747	790,686
Additions	69,178	7,128	134,802	211,108
Disposals	-	-	(5,413)	(5,413)
Transfers(5)	444,042	(444,042)	-	-
Change in reclamation provision	18,603	-	-	18,603
Balance at December 31, 2016	$1,524,323	$637,644	$899,513	$3,061,480
Accumulated depreciation and depletion
Balance at January 1, 2016	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Additions	(75,088)	-	(61,933)	(137,021)
Disposals	-	-	4,478	4,478
Transfers(5)	(121,000)	121,000	-	-
Balance at December 31, 2016	$(365,248)	$-	$(139,279)	$(504,527)
Carrying amount at
December 31, 2016	$1,159,075	$637,644	$760,234	$2,556,953

(1)

The updated resource statements published in January 2017 reflect an increase to the depletable base at the Timmins West mine of 72,904 ounces. These ounces were transferred from non-depletable to depletable mineral interests. Refer to updated resources statements available on the Company’s website at www.tahoeresources.com.

(2)

The updated resource statements published in January 2017 reflect decrease to the in-situ ounces at the Timmins West mine which resulted in an impact of $2,049 to non-depletable mineral interests. Refer to updated resources statements available on the Company’s website at www.tahoeresources.com.

(3)	Acquired mineral interests relate to the acquisition of Lake Shore Gold on April 1, 2016.
(4)	Non-depletable mineral interests acquired as part of the acquisition of Lake Shore Gold on April 1, 2016 include the Whitney, Fenn-Gib and Juby projects, and other exploration potential.
(5)

Upon declaration of commercial production on May 1, 2016, the carrying value of mineral interests and the impairment associated with the Shahuindo mine included in non-depletable mineral interests were transferred to depletable mineral interests. All pre-operating revenues from production at Shahuindo were credited against construction capital through April 30, 2016.

A summary by segment of the net carrying amount of mineral interests is as follows:

	Mineral Interests
		Non-	Plant &	March 31,	December 31,
	Depletable	Depletable(1)	Equipment	2017	2016
Escobal	$490,494	$27,264	$261,739	$779,497	$785,888
La Arena	34,356	214,234	199,970	448,560	451,551
Shahuindo	313,972	53,000	121,114	488,086	482,685
Timmins mines	315,459	340,926	191,387	847,772	836,829
	$1,154,281	$635,424	$774,210	$2,563,915	$2,556,953

(1)      Non-depletable mineral interests include exploration and evaluation projects and land.

At March 31, 2017, the Company had $4,769 (December 31, 2016: $4,206) in capitalized stripping costs relating to production phase stripping.

a)	Goodwill

Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the

8	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

The carrying amount of goodwill has been allocated to the following cash generating units (“CGUs”) and is included in the respective operating segment assets:

		Timmins
	La Arena	Exploration
	Phase II(1)	Potential(2)	Total
January 1, 2016	$57,468	$-	$57,468
Additions	-	54,617	54,617
December 31, 2016	$57,468	$54,617	$112,085
Additions	-	-	-
March 31, 2017	$57,468	$54,617	$112,085

(1)	The La Arena Phase II CGU is included in the La Arena operating segment in non-depletable mineral interests.
(2)

The allocation of goodwill associated with the acquisition of Lake Shore Gold was finalized during 2016 and was allocated 100% to the Timmins Exploration Potential CGU which is included in the Timmins mines operating segment in non-depletable mineral interests.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2017	2016
Trade payables	$54,503	$70,315
Accrued trade and other payables	17,759	22,976
Royalties	13,278	15,044
Accrued payroll and related benefits	13,170	20,835
	$98,710	$129,170

11.	DEBT

	2017	2016
Beginning balance at January 1, 2017 and 2016	$35,000	$35,000
Borrowings/additions (b)	-	35,000
Repayments (a)(b)	-	(35,000)
Ending balance at March 31, 2017 and December 31, 2016	$35,000	$35,000

The Company’s debt facilities contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other entity.

a)	Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired debt in the form of a $35 million credit facility agreement (the “Loan”). The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 and bearing interest at 30-day LIBOR plus 2.60%. Upon maturity, the Loan was extended by an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid using the proceeds of a new credit facility (note 11b)).

Condensed Interim Consolidated Financial Statements	9

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

b)	Credit facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on April 11, 2017. The Facility has a two-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the Loan. The Company is currently in compliance with all covenants associated with the Facility.

c)	Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $208 for the three months ended March 31, 2017 (three months ended March 31, 2016: $210). The Revolving Facility has a three-year term maturing August 10, 2018. Proceeds may be used for general corporate purposes.

As at March 31, 2017, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility.

12.	LEASE OBLIGATIONS

	2017	2016
Beginning balance at January 1, 2017 and 2016	$15,946	$13,862
Additions(1)	-	24,531
Payments(2)	(2,660)	(22,468)
Accrued interest	145	559
Foreign exchange gain	165	(538)
Ending balance at March 31, 2017 and December 31, 2016	$13,596	$15,946

(1)	2016 additions include $16,589 related to finance leases acquired as a result of the Lake Shore Gold business combination on April 1, 2016 and $7,942 in other additions.
(2)	2016 payments include $10,420 for the retirement of the La Ramada sale-leaseback.

	March 31,	December 31,
	2017	2016
Current portion	$8,172	$8,696
Non-current portion	5,424	7,250
	$13,596	$15,946

As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.9% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

In addition to the finance leases acquired as part of the Lake Shore Gold acquisition, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7,300 and leased them back for a period of 36 months. The sale-leaseback bore interest at 3.7% and was paid through 12 quarterly instalments of principal and interest with the final payment having been paid on October 1, 2016. Upon final payment, the Company elected the option to purchase all the equipment for CAD$1,314.

10	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

13.	RECLAMATION PROVISION

	2017	2016
Beginning balance at January 1, 2017 and 2016	$64,219	$39,524
Additions to reclamation provision(1)	-	3,722
Accretion expense	669	2,370
Revisions in estimates and obligations	199	18,603
Ending balance at March 31, 2017 and December 31, 2016	$65,087	$64,219

(1)	2016 additions relate to the Timmins mines acquired as a result of the Lake Shore Gold acquisition on April 1, 2016.

	March 31,	December 31,
	2017	2016
Current portion(1)	$1,935	$-
Non-current portion	63,152	64,219
	$65,087	$64,219

(1)

During the three months ended March 31, 2017, the Company determined that it will incur reclamation costs on the Whitney Project during 2017. As a result, a portion of the reclamation provision has been reclassified to current liabilities.

The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the undiscounted cash flows related to the future reclamation obligations arising from its activities to March 31, 2017 to be $98,804 (December 31, 2016: $99,273).

In determining the discount rate to be used in the calculations of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place. The discount rates used in the calculations were between 4.00% and 6.00%.

The present value of the combined future obligation has increased by $199 during the three months ended March 31, 2017 (December 31, 2016: $18,603) as a result of the impact of the change in estimates in mine life, estimated reclamation costs, discount and inflation rates.

There were no changes to the partial guarantees for the closure obligations of the La Arena, Shahuindo and Timmins mines during the three months ended March 31, 2017. The letters of credit remained at $12,531 and $4,964 for La Arena and Shahuindo, respectively and the bond remained at $5,710 for the Timmins mines.

14.	REVENUES

	Three Months Ended
		March 31,
	2017	2016
Silver	$101,281	$68,625
Gold	139,752	56,842
Lead	3,759	2,161
Zinc	6,254	4,505
	$251,046	$132,133

a)	Concentrate revenues

The Company has contracts with a number of customers for its concentrate sales. For the three months ended March 31, 2017, the Company’s top four concentrate customers account for 98% of concentrate revenues (three months ended March 31, 2016: top three customers accounted for 92% of concentrate revenues).

Condensed Interim Consolidated Financial Statements	11

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

The concentrate revenues by customer for the three months ended March 31, 2017 and 2016 are as follows:

	Three Months Ended
		March 31,
	2017	2016
Customer 1	41%	47%
Customer 2	26%	25%
Customer 3	18%	20%
Customer 4	13%	-
Other customers	2%	8%
Total concentrate revenues	100%	100%

b)	Doré revenues

The Company has contracts with customers for its doré sales. The Company’s top three doré customers account for 93% of doré revenues for the three months ended March 31, 2017 (three months ended March 31, 2016: one customer accounted for 100% of doré revenues). For the three months ended March 31, 2017, doré sales comprised 98% of total gold sales (three months ended March 31, 2016: 95%). The doré revenues by customer for the three months ended March 31, 2017 and 2016 are as follows:

	Three Months Ended
		March 31,
	2017	2016
Customer 1	43%	100%
Customer 2	35%	-
Customer 3	15%	-
Other customers	7%	-
Total doré revenues	100%	100%

The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company’s results of operations, financial condition and cash flows due to the nature of the refined metals market.

15.	PRODUCTION COSTS

	Three Months Ended
		March 31,
	2017	2016
Raw materials and consumables	$46,641	$27,999
Salaries and benefits	24,623	11,590
Contractors and outside services	24,281	17,929
Other expenses	3,007	2,568
Changes in inventory	(1,162)	(1,075)
	$97,390	$59,011

16.	GENERAL AND ADMINISTRATIVE EXPENSES

		Three Months Ended
			March 31,
	Notes	2017	2016
Salaries and benefits		$4,686	$3,043
Share-based payments	17	1,571	1,661
Consulting and professional fees		1,347	1,419
Administrative and other		4,087	1,756
		$11,691	$7,879

12	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

17.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (collectively, the “Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively with the Share Options, referred to as the “Share Plan”).

At March 31, 2017, the Company has the following share-based payment arrangements:

	a)	Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD of Share Options outstanding at March 31, 2017 and December 31, 2016 are as follows:

	Weighted average exercise	Number of
	price	Share Options
Outstanding at January 1, 2016	$14.92	4,068,457
Granted(1)	9.29	2,972,876
Exercised	9.13	(2,819,838)
Forfeited	13.82	(335,000)
Expired	16.57	(674,750)
Outstanding at December 31, 2016	$14.55	3,211,745
Granted	10.04	1,305,000
Exercised	12.40	(79,669)
Forfeited	15.68	(8,000)
Expired	16.53	(144,433)
Outstanding at March 31, 2017	$13.14	4,284,643

(1)	Includes the replacement options granted on April 1, 2016 as a result of the acquisition of Lake Shore Gold.

The following table summarizes information about Share Options outstanding and exercisable at March 31, 2017 (exercise range and prices in CAD):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise price		exercise	remaining life		exercise	remaining life
range	Outstanding	price	(years)	Exercisable	price	(years)
$2.80-10.12	1,470,307	$9.63	4.40	240,307	$7.75	1.54
$10.13-12.56	1,053,212	$12.26	3.99	332,545	$12.38	3.92
$12.57-15.74	968,296	$15.14	3.05	345,296	$14.79	2.81
$15.75-16.52	482,000	$16.31	1.14	455,000	$16.34	0.93
$16.53-23.68	310,828	$21.60	1.74	222,828	$21.83	1.05
$2.80-23.68	4,284,643	$13.14	3.43	1,595,976	$14.65	2.07

During the three months ended March 31, 2017, 79,669 Share Options were exercised and the cash proceeds received were $747, (three months ended March 31, 2016: 214,147 Share Options exercised for cash proceeds of $1,565).

During the three months ended March 31, 2017, the Company recorded $787 of compensation expense relating to Share Options in general and administrative expenses (three months ended March 31, 2016: $780).

Condensed Interim Consolidated Financial Statements	13

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

There were no DSAs granted during the three months ended March 31, 2017 (three months ended March 31, 2016: no DSAs were granted).

The number of DSAs outstanding at March 31, 2017 and December 31, 2016 is as follows:

Outstanding at January 1, 2016	350,000
Granted	342,000
Shares issued	(184,000)
Cancelled/forfeited	(45,000)
Outstanding at December 31, 2016	463,000
Granted	-
Shares issued	-
Cancelled/forfeited	-
Outstanding at March 31, 2017	463,000

During the three months ended March 31, 2017, no DSAs vested and therefore no common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result $nil was transferred to share capital from share based payments reserve (three months ended March 31, 2016: 45,000 DSAs vested and $621 was transferred to share capital).

During the three months ended March 31, 2017, the Company recorded $748 of compensation expense relating to DSAs in general and administrative expenses (three months ended March 31, 2016: $704).

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at March 31, 2017 and December 31, 2016.

The Company granted 3,750 RSAs during the three months ended March 31, 2017 for total compensation expense of $35 which was recorded in general and administrative expenses (three months ended March 31, 2016: no RSAs were granted and no expense recorded).

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

14	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

The number of SARs outstanding and exercisable at March 31, 2017 and December 31, 2016 is as follows:

Number of SARs
Outstanding at January 1, 2016	43,000
Issued	135,000
Exercised	(23,000)
Expired/forfeited	(1,000)
Outstanding at December 31, 2016	154,000
Issued	-
Exercised	(2,000)
Expired/forfeited	(6,000)
Outstanding at March 31, 2017	146,000

Exercisable at December 31, 2016	12,000
Exercisable at March 31, 2017	-

At March 31, 2017, vested SARs had a weighted average intrinsic value of CAD$(4.83) per share (December 31, 2016: CAD$(5.32) per share) and the Company has recognized other current and non-current liabilities for SARs of $120 and $91, respectively (December 31, 2016: $165 and $101, respectively).

During the three months ended March 31, 2017, the Company recorded $(57) of compensation expense relating to SARs in general and administrative expenses (three months ended March 31, 2016: $177).

The following table summarizes information about SARs outstanding and exercisable at March 31, 2017 (grant price range in CAD):

Grant price range	Issued	Exercised/ Cancelled	Outstanding	Exercisable
$6.40-12.87	407,000	(289,000)	118,000	-
$13.35-16.57	60,000	(60,000)	-	-
$18.00-23.31	107,500	(79,500)	28,000	-
$6.40-23.31	574,500	(428,500)	146,000	-

d)	Inputs for measurement of fair values

The grant date fair values (CAD) of Share Options and SARs and the re-measurement fair value of SARs are measured based on the Black-Scholes Model and are denominated in CAD.

	i.	Share Options

There were 1,305,000 Share Options granted during the three months ended March 31, 2017 (three months ended March 31, 2016: 214,147).

The weighted average inputs used and grant date fair values (CAD) of Share Options granted during the three months ended March 31, 2017 and 2016 are as follows:

	Three Months Ended
		March 31,
	2017	2016
Share price	$9.63	$12.14
Exercise price	$9.93	$12.42
Expected volatility(1)	51%	51%
Expected life (years)	3.50	3.50
Expected dividend yield	3.32%	2.52%
Risk-free interest rate	1.06%	0.57%
Pre-vest forfeiture rate	7.10%	4.11%
Fair value	$2.84	$3.96

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

Condensed Interim Consolidated Financial Statements	15

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

ii.	SARs

There were no SARs granted during the three months ended March 31, 2017 (three months ended March 31, 2016: 135,000).

The fair value of SARs (CAD) has been re-measured at March 31, 2017. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

The weighted average inputs used and grant date fair values (CAD) of SARs granted during the three months ended March 31, 2017 and 2016 are as follows:

	Three Months Ended
		March 31,
	2017	2016
Share price	$-	$12.64
Exercise price	$-	$12.38
Expected volatility	-	52%
Expected life (years)	-	5.00
Risk-free interest rate	-	0.61%
Fair value	$-	$5.74

The weighted average inputs used and re-measurement date fair values (CAD) of SARs as at March 31, 2017 and December 31, 2016 are as follows:

	March 31,	December 31,
	2017	2016
Share price	$10.65	$12.65
Exercise price	$14.25	$14.05
Expected volatility	51%	50%
Expected life (years)	3.55	3.80
Risk-free interest rate	1.01%	1.02%
Fair value	$3.24	$4.60

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights;
•	Common shareholders are entitled to receive dividend payments; and
•	Common shareholders are entitled to elect to reinvest their dividend payments through the Company’s dividend reinvestment program.

At March 31, 2017, there were 311,919,827 common shares of the Company issued and outstanding (December 31, 2016: 311,362,031).

16	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

18.	INCOME TAX EXPENSE

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended
		March 31,
	2017	2016
Earnings before income taxes	$85,899	$47,636
Statutory tax rate	26.00%	26.00%
Income tax expense	$22,334	$12,385
Reconciling items:
Difference between statutory and foreign tax rates	(4,819)	(635)
Non-deductible share-based payments	235	170
Impact of foreign exchange on deferred income tax assets and liabilities	(6,969)	(3,516)
Non-deductible expenses	441	534
Change in unrecognized deferred tax assets	(20)	890
Income tax expense	$11,202	$9,828

19.	EARNINGS PER SHARE

	Three Months Ended			Three Months Ended
	March 31, 2017			March 31, 2016

		Weighted			Weighted
		average			average
		shares	Earnings		shares	Earnings
	Earnings	outstanding	per share	Earnings	outstanding	per share
Basic EPS(1)	$74,697	311,948,022	$0.24	$37,808	227,759,571	$0.17
Dilutive securities:
Share options	-	77,075	-	-	138,708	-
Diluted EPS	$74,697	312,025,097	$0.24	$37,808	227,898,279	$0.17

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 463,000 DSAs (three months ended March 31, 2016: 305,000 DSAs).

At March 31, 2017, 4,284,643 Shares Options and 463,000 DSAs were outstanding of which 2,754,336 and nil, respectively were anti-dilutive (three months ended March 31, 2016: 4,713,445 Share Options and 305,000 DSAs outstanding, of which 4,574,737 and nil, respectively were anti-dilutive) because the underlying exercise prices exceeded the average market price for the three months ended March 31, 2017 of CAD$11.41 (three months ended March 31, 2016: CAD$12.13).

During the three months ended March 31, 2017, the Company declared and paid to its shareholders dividends of $0.02 per common share per month, for total dividends of $18,695 (three months ended March 31, 2016: $13,657), including $3,922 which were paid as share-based dividends for a total issuance of 474,377 common shares of the Company (three months ended March 31, 2016: $nil paid as share-based dividends).

Subsequent to March 31, 2017, the Company declared and paid dividends of $0.02 per common share for the month of April 2017 for total dividends paid of $6,243, including $1,337 paid as share-based dividends for a total issuance of 166,422 common shares of the Company.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
		March 31,
	2017	2016
Trade and other receivables	$(261)	$12,546
Inventories	1,992	(4,803)
Other current assets	(1,590)	395
Other non-current assets	(5,270)	(14,439)
Accounts payable and accrued liabilities, and other non- current liabilities	(30,547)	(20,607)
Changes in working capital	$(35,676)	$(26,908)

21.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of global corporate policies and standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities.

Condensed Interim Consolidated Financial Statements	17

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

The operating, exploration and financial results of individual operating segments are reviewed by the Company’s executive management. As a group, the executive management of the Company is considered to be the chief operating decision maker (“CODM”) in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests.

There has been no change to the Company’s reportable operating segments during the three months ended March 31, 2017.

Significant information relating to the Company’s operating segments as at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016 is summarized as follows:

	March 31, 2017(1)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral interests and plant and equipment	$779,497	$448,560	$488,086	$847,772	$2,563,915
Goodwill	-	57,468	-	54,617	112,085
Total assets	981,361	601,156	560,657	949,768	3,092,942
Total liabilities	$(42,171)	$34,669	$335,432	$130,608	$458,538

	Three Months Ended March 31, 2017(1)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$113,106	$59,035	$19,448	$59,457	$251,046
Production costs	32,798	25,607	11,291	27,694	97,390
Royalties	6,088	-	-	1,559	7,647
Depreciation and depletion	14,601	5,968	6,104	15,168	41,841
Mine operating earnings	59,619	27,460	2,053	15,036	104,168
Capital expenditures	$9,916	$5,905	$8,319	$24,415	$48,555

(1)	Balances presented are before intercompany transaction eliminations.

Significant information relating to the Company’s reportable operating segments as at December 31, 2016 and for the three months ended March 31, 2016 is summarized as follows:

	December 31, 2016(1)(2)(3)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral interests and plant and equipment	$785,888	$451,551	$482,685	$836,829	$2,556,953
Goodwill	-	57,468	-	54,617	112,085
Total assets	963,824	611,344	547,153	948,932	3,071,253
Total liabilities	$(27,225)	$71,490	$319,432	$135,402	$499,099

	Three Months Ended March 31, 2016(1)(2)(3)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$78,168	$53,965	$-	$-	$132,133
Production costs	32,614	26,397	-	-	59,011
Royalties	919	-	-	-	919
Depreciation and depletion	12,972	4,620	-	-	17,592
Mine operating earnings	31,662	22,949	-	-	54,611
Capital expenditures	$5,293	$18,086	$4,569	$-	$27,948

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.
(2)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.
(3)	Balances presented are before intercompany transaction eliminations.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

18	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

•	Cash and cash equivalents, restricted cash, trade and other receivables, and other financial assets are classified as loans and receivables and are measured at amortized cost;
•	Trade and other receivables, which are subject to provisional pricing adjustments and investments are measured at FVTPL; and
•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At March 31, 2017 and December 31, 2016, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	March 31, 2017			December 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$39	$-	$-	$39	$-	$-
Provisionally priced trade receivables	-	20,181	-	-	18,997	-
	$39	$20,181	$-	$39	$18,997	$-

(1)	Investments are included in other current assets.

The carrying value of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2017.

Condensed Interim Consolidated Financial Statements	19

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

23.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

	a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.

There has been no significant change to the Company’s exposure to credit risk since December 31, 2016 and the Company deems this risk to be minimal.

	b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. To further mitigate this risk, the Company has the Revolving Facility in place in the amount of $150 million (note 11c).

There has been no significant change to the Company’s exposure to liquidity risk since December 31, 2016 and the Company deems this risk to be minimal.

	c)	Market Risk

The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivable, accounts payable and accrued liabilities and taxes payable.

There has been no significant change to the Company’s exposure to foreign exchange risk since December 31, 2016 and the Company deems this risk to be at an acceptable level.

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At March 31, 2017, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the Facility, the Revolving Facility and finance leases. No amounts were drawn on the Revolving Facility and therefore only standby fees were applicable for the three months ended March 31, 2017 (note 11c).

There has been no significant change to the Company’s exposure to interest rate risk since December 31, 2016 and the Company deems this risk to be minimal.

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices.

The Company has not entered into any hedging contracts. There has been no significant change to the Company’s exposure to price risk since December 31, 2016 and the Company deems this risk to be at an acceptable level.

20	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000’s of USD, except as otherwise stated) - Unaudited

24.	CAPITAL MANAGEMENT

The Company’s strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.

The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Facility and finance leases.

		March 31,	December 31,
	Notes	2017	2016
Shareholders’ equity		$2,634,404	$2,572,154
Debt	11	35,000	35,000
Lease obligations	12	13,596	15,946
		2,683,000	2,623,100
Cash and cash equivalents	6	(175,397)	(163,368)
Restricted cash		(4,993)	(4,672)
		$2,502,610	$2,455,060

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2016.

25.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Condensed Interim Consolidated Financial Statements	21